UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

March 5, 2013

METHANEX ANNOUNCES EXPANSION OF ITS NEW ZEALAND OPERATIONS

Methanex Corporation announced today plans to increase operating capacity at its New Zealand operations by 700,000 tonnes to 2.2 million tonnes by the end of 2013. Methanex has secured a new natural gas supply agreement, which will enable the restart of the methanol plant at its Waitara Valley site by late in the third quarter, adding 500,000 tonnes of production per year. In addition, Methanex will add capacity at the Motunui site by increasing distillation to add another 200,000 tonnes annually. The current estimated capital cost of these two projects is approximately US$65 million.

John Floren, President and CEO of Methanex commented, “We are excited to announce another increase to our production in New Zealand, as a result of the improved natural gas supply position that continues to develop in the country. With a modest capital expenditure we are adding 700,000 tonnes of additional production, which is expected to create significant value for shareholders. This added production also enhances our reliable and quality supply capability to our customers in the fast-growing Asian markets.”

Mr. Floren continued, “With the new natural gas supply agreement, combined with the other secured natural gas supply agreements, we now have arrangements in place to underpin production at our three-plant operation in New Zealand for years to come.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “expects,” “plans,” “estimates,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected re-starts and de-bottlenecking of existing methanol supply (including our own facilities) and timing of same,

•	expected methanol prices,

•	expected levels and timing of natural gas supply to our facilities,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected capital expenditures to support the restart of our idled and de-bottlenecked methanol facilities,

•	anticipated production rates of our re-started and de-bottlenecked facilities,

•	expected cash flows and earnings capability.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in New Zealand ,

•	production rates of our facilities,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives,

•	the price of natural gas, oil and oil derivatives,

•	the success of natural gas exploration and development activities in New Zealand and our ability to obtain additional gas in New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of governments and governmental authorities, including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	world-wide economic conditions, and

•	other risks described in our 2011 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: March 5, 2013	By:	/s/ RANDY MILNER
Name: Randy Milner
Title: Senior Vice President, General Counsel & Corporate Secretary